26 October 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 22 October to 23 October it purchased through UBS AG London Branch plc a total of 279,780 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	UBS AG London Branch
Intermediary Code:	UBSWGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
22/10/2026	140,908	3031	2944	2981.6103
23/10/2026	138,872	3052	2995	3027.0818

Following the settlement of the above transactions, RELX PLC holds 1,151,690 ordinary shares in treasury, and has 1,741,043,933 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 84,043,818 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/4929A_1-2026-10-26.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66